



DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

April 11, 2006

Job Number: C20060411-1938
Reference Number: 00000738353-99
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20060228746-77	Articles of Incorporation	2 Pages/2 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138



DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
E0270062006-2
Document Number:
20060228746-77
Date Filed:
4/11/2006 1:25:56 PM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation

(PURSUANT TO NRS 78)

Important. Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. **Name of Corporation:**	INFRARED SYSTEMS INTERNATIONAL
2. **Resident Agent Name and Street Address:** (must be a Nevada address where process may be served)	Paracorp Incorporated Name 318 N Carson St #208 — Carson City — NEVADA — 89701 Street Address — City — Zip Code Optional Mailing Address — City — State — Zip Code
3. **Shares:** (number of shares corporation authorized to issue)	Number of shares with par value: 50,000,000 Common .001; 50,000,000 Preferred Par value: $ .001 Number of shares without par value:
4. **Names & Addresses, of Board of Directors/Trustees:** (attach additional page there is more than 3 directors/trustees)	1. GARY BALL Name 318 N Carson St #208 — Carson City — NV — 89701 Street Address — City — State — Zip Code 2. Name Street Address — City — State — Zip Code 3. Name Street Address — City — State — Zip Code
5. **Purpose:** (optional-see instructions)	The purpose of this Corporation shall be:
6. **Names, Address and Signature of Incorporator.** (attach additional page there is more than 1 incorporator)	Michele Calkins c/o Paracorp Incorporated Name — Signature 318 N Carson St #208 — Carson City — NV — 89701 Address — City — State — Zip Code
7. **Certificate of Acceptance of Appointment of Resident Agent:**	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R. A. or On Behalf of R. A. Company — 4/11/06 Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES 2003
Revised on: 09/29/03

ARTICLES OF:

INFRARED SYSTEMS INTERNATIONAL
(Continued)

Article #8:   The type of business is to engage in any lawful activity for which a
               corporation may be duly organized under the General Corporation
               Law of Nevada.

Article #9:   All shares are non-assessable at this time.

Article #10:   The liability of the directors of the corporation for monetary damages shall
               be eliminated to the fullest extent permissible under Nevada Law.

Article #11:   The corporation is authorized to indemnify the directors and officers of the
               corporation to the fullest extent permissible under Nevada Law.

Article #12:   The corporation shall have perpetual existence.